Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION

IN ACCORDANCE WITH IFRS.

March 31, 2017
(in € m.)
Debt (1), (2):
Long-term debt	172,964
Trust preferred securities	6,334
Long-term debt at fair value through profit or loss	6,848

Total debt	186,147

Shareholders’ equity:
Common shares (no par value)	3,531
Additional paid-in capital	33,838
Retained earnings	19,491
Common shares in treasury, at cost	(84)
Equity classified as obligation to purchase common shares	0
Accumulated other comprehensive income, net of tax	0
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	817
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	131
Unrealized net gains (losses) on assets classified as held for sale, net of tax	(2)
Foreign currency translation, net of tax	2,100
Unrealized net gains from equity method investments	63

Total shareholders’ equity	59,885

Equity component of financial instruments	4,675
Noncontrolling interest	292

Total equity	64,852

Total capitalization	250,999

[1]	€ 812 million (0.4%) of our debt was guaranteed as of March 31, 2017. This consists of debt of a subsidiary which is guaranteed by the German government.
[2]	€ 49,918 million (27%) of our debt was secured as of March 31, 2017.

Due to rounding, numbers may not add up precisely to the totals provided.